The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 1/31/11

Item 77-C (1)

Results of Annual Stockholders Meeting

The Fund’s Annual Stockholders meeting was held on November 26, 2010, at 777 East Wisconsin Avenue, 31st Floor, Milwaukee, Wisconsin 53202. As of October 15, 2010, the record date, outstanding shares of the common and preferred stock were 6,987,208 and 68,939 respectively.  Holders of 6,509,942 shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum.  The stockholders voted on two proposals.  The stockholders elected three Directors to the Board of Directors two for the common share class and one for the preferred share class.  The following table provides information concerning the matters voted on at the meeting:

Election of Director — Common	Votes For	Votes Against

Gerald Hellerman	4,121,493	2,321,151
Eugenia Pichardo	4,135,525	2,307,119

Election of Director — Preferred	Votes For	Votes Against

Glenn Goodstein	51,530	15,768